SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2018
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL

Corporate Taxpayer’s ID (CNPJ):  76.483.817/0001-20

PUBLICLY HELD COMPANY

CVM Registration no. 1431 - 1

SUMMARY OF THE MINUTES OF THE ONE HUNDRED, SEVENTY-NINTH

ORDINARY BOARD OF DIRECTORS’ MEETING

1. PLACE: Rua Coronel Dulcídio nº 800, Curitiba - PR. 2. DATE: June 13, 2018 at 9:30 a.m. 3. PRESIDING BOARD: MAURICIO SCHULMAN - Chairman; and DENISE TEIXEIRA GOMES - Secretary. 4. MATTERS DISCUSSED AND RESOLUTIONS TAKEN:

I.       The Board of Directors was informed about the situation of the financial investment held by the subsidiary UEG Araucária Ltda. reflected in the Company’s financial statements to be restated.

II.      The Board of Directors unanimously decided to approve the Company’s Dividend Policy, but asked that it be improved and presented to the Board again within sixty (60) days.

III.    The Board of Directors was informed about the performance evaluations of the members of Copel's Executive Board, Board of Directors and Statutory Audit Committee (Holding company).

IV.    The members of the Board of Directors, after acquainting themselves with the new Proposal for Amendment of the Bylaws of Companhia Paranaense de Energia - Copel, duly aligned between the State Government and BNDESPAR, which comprised adjustments to comply with Federal Law 13.303/2016, CVM Instruction 586/2017, the State-Owned Enterprises Governance Program of B3 S.A. - Brasil, Bolsa, Balcão and other requirements, including the improvements recommended by good corporate governance practices, unanimously resolved to submit this matter for approval by the Extraordinary Shareholders’ Meeting, whose calling had already been authorized by June 28, 2018, with the due replacement of the proposal filed earlier with the Brazilian Securities and Exchange Commission - CVM.

V.     The Board of Directors unanimously resolved to approve the restatement of the Interim Financial Statements for the first, second and third quarters of 2017.

VI.    The Board of Directors received updated information on the Company’s financial scenario and recommended additional analysis and periodic reports to this Board.

VII.  The Board of Directors received information on the action plans and projects to mitigate the deficiencies identified by the independent audit and reinforced the request for monthly reports to this Board.

VIII. The Board of Directors received a report from the Company’s Statutory Audit Committee regarding various matters.

IX.    The Board of Directors received a report from the CEO regarding various corporate matters.

5. SIGNATURES: MAURICIO SCHULMAN - Chairman; ADRIANA ANGELA ANTONIOLLI; GEORGE HERMANN RODOLFO TORMIN; JONEL NAZARENO IURK; LEILA ABRAHAM LORIA; MARCO ANTÔNIO BARBOSA CÂNDIDO; OLGA STANKEVICIUS COLPO; ROGÉRIO PERNA; SERGIO ABU JAMRA MISAEL; and DENISE TEIXEIRA GOMES - Secretary.

The full text of the minutes of the 179th Ordinary Board of Directors’ Meeting was drawn up in the Company’s book no. 9.

DENISE TEIXEIRA GOMES

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date June 14, 2018

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Jonel Nazareno Iurk
Jonel Nazareno Iurk Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.